CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-U, as it may be amended, and will reflect the use of this amendment in our upcoming audit report, relating to the rights of liquidity for Class A Shares and the manager’s right to right to grant redemption priority in the situations outlined.

Khalsa McBrearty Accountancy, LLP

04/09/25